Exhibit 99.1

RepliCel to Present RCH-01 Phase 1 Clinical Data at the 13th Congress
of the Japanese Society for Regenerative Medicine

VANCOUVER, BC – February 27, 2014 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) announced that its Director of Research and Development, Dr. Hisae Nakamura, and its Chief Medical Officer, Dr. Kevin McElwee, will be presenting at the 13th Congress of the Japanese Society for Regenerative Medicine to be held March 4-6, 2014 in Kyoto, Japan. An oral presentation of Phase 1 clinical data for RCH-01 is scheduled for March 5, 2014 between 3-5 p.m. local time.

The Congress of the Japanese Society for Regenerative Medicine Conference aims to promote the exchange of leading scientific knowledge and technologies of cell therapy and to expedite its integration into regenerative medicine. The multi-disciplinary approach of this meeting will bring together experts from various fields to generate a better understanding of human cells and to provide potential tools to utilize, control and apply the regenerative abilities of the cells to clinical therapy. Another aspect of this meeting is to create an opportunity for industry, academia and regulatory agents to work together to create a setting in which regenerative medicine is best supported and promoted.

About RepliCel Life Sciences
RepliCel is a clinical stage biopharmaceutical company focused on developing autologous cell therapies that treat functional cellular deficits. RepliCel Tendon-01 (RCT-01) is a cell therapy for the treatment of chronic tendon injuries. RepliCel Hair-01 (RCH-01) is a cellular treatment for androgenetic alopecia (pattern baldness). Shiseido Company, Limited has an exclusive geographic license for RCH-01 in certain Asian countries including Japan, China and South Korea. Both product candidates are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles to address specific cellular deficits. For additional information please visit www.replicel.com.

CORPORATE CONTACTS:
David M. Hall, Chief Executive Officer
Tammey George, Director of Communications
(604) 248-8696
tg@replicel.com

INVESTOR CONTACT:
Westwicke Partners, LLC
Robert H. Uhl, Managing Director
(858) 356-5932
robert.uhl@westwicke.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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